Exhibit 2.13

EXECUTION VERSION

PURCHASE AGENT AGREEMENT
10 December 2020

Deutsche Bank Aktiengesellschaft Mainzer Landstraße 11-17 60329 Frankfurt am Main Germany	Goldman Sachs International Plumtree Court 25 Shoe Lane London EC4A 4AU United Kingdom
Merrill Lynch International 2 King Edward Street London EC1A 1HQ United Kingdom	BNP PARIBAS 16, boulevard des Italiens 75009 Paris France
HSBC Trinkaus & Burkhardt AG Königsallee 21/23 40212 Düsseldorf Germany	UniCredit Bank AG Arabellastraße 12 81925 Munich Germany
(each a "Purchase Agent", and together the "Purchase Agents")
Ladies and Gentlemen
QIAGEN N.V., with its corporate seat at Venlo, The Netherlands, (the "Purchaser"), intends to invite holders of its outstanding U.S.$300,000,000 0.875% Senior Unsecured Convertible Notes due 2021 (ISIN: XS1046477581) (the "Notes") that are eligible to participate in the Invitation (as defined below) pursuant to the Invitation Term Sheet and subject to the restrictions and limitations set out therein (the "Invited Holders") to offer to sell their Notes to the Purchaser (the "Invitation").
The Purchaser has caused to be prepared and furnished to the Purchase Agents prior to the date hereof an invitation term sheet, dated 10 December 2020 (the "Invitation Term Sheet"), substantially in the form of Exhibit A, for use in connection with the Invitation. The Purchaser additionally (i) has issued a press release on the date hereof announcing the Invitation (the "Launch Release") and (ii) intends to issue a press release on 10 December 2020 announcing the expiry, and the preliminary results, of the Invitation (the "Pricing Release"). The Invitation Term Sheet, the Launch Release and the Pricing Release, and any other press releases or announcements (and any amendment or supplement thereto) to be made by or on behalf of the Purchaser in relation to the Invitation, as well any other written material expressly approved by the Purchaser for use or distribution in connection with the Invitation (including any clearing system notice and any announcement published on the website of the relevant stock exchange prepared or approved in writing by the Purchaser for communication to the Invited Holders, the Settlement Agent, the relevant clearing systems and their participants, and any brokers, dealers, commercial banks, trust companies and nominees) are referred to herein collectively as the "Invitation Materials".

A42899559 1

1    Appointment
1.1    Each Purchase Agent is hereby appointed to act as an agent for the Purchaser in connection with the Invitation, and is authorised to act on the Purchaser's behalf in accordance with this agreement (the "Agreement"). In that capacity, each Purchase Agent agrees (i) in accordance with its customary practice, to use commercially reasonable efforts to identify Invited Holders, to present the Invitation to them on behalf of the Purchaser (including by making electronic copies of the Invitation Term Sheet available to Invited Holders) and to invite them on behalf of the Purchaser to submit offers to sell Notes (each an “Offer” and together the “Offers”) to the Purchaser on the terms and subject to the conditions contained in the Invitation Term Sheet; (ii) to assist the Purchaser in determining the applicable purchase consideration payable to Invited Holders submitting Offers; (iii) to provide assistance as and when reasonably requested by the Purchaser in relation to any decision to extend, re-open, amend, waive any condition of or terminate the Invitation; and (iv) to provide such other assistance and undertake such other duties in connection with the Invitation and the Offers as are customary for comparable transactions and that have been agreed between the Purchaser and the Purchase Agents (but subject in all cases to compliance with applicable laws).
1.2    The Invitation Term Sheet has been approved by the Purchaser for use by the Purchase Agents in connection with the Invitation and the Offers (but subject in all cases to compliance with applicable laws). Each Purchase Agent is authorised to use copies of the Invitation Term Sheet in accordance with the terms and conditions of this Agreement without assuming any responsibility for independent investigation or verification on their part.
1.3    In acting under this Agreement and in connection with the Invitation and the Offers, each Purchase Agent shall act solely as agent of the Purchaser and will not assume any obligations towards, or relationship of agency or trust for or with, any holder of the Notes or any other person.
1.4    Each Purchase Agent may, in its sole discretion, continue to own or dispose of, in any manner it may elect, any Notes it may at the date of this Agreement hold or thereafter acquire for its own account or the account of others (but subject in all cases to compliance with applicable laws) and, in particular, no Purchase Agent has an obligation to the Purchaser pursuant to this Agreement, or otherwise, to submit an Offer in respect of any Notes beneficially owned by it.
2    Representation and warranties of the Purchaser
The Purchaser represents and warrants to, and agrees with each Purchase Agent, that as of the date hereof and at all times from the date hereof until the Settlement Date (as defined below):
2.1    it has made public all information required to be made public by applicable law and regulation;
2.2    the information in the Invitation Materials is true and correct in all material respects and not misleading in any material respect; save for any information already in the public domain, there are no other facts with respect to the Purchaser the omission of which would, in the context of the Invitation, make any information contained in the Invitation Materials misleading in any material respect; and all expressions of opinion, intention or expectation contained in any Invitation Material are truly and honestly held and have been made on reasonable grounds after due and careful consideration and enquiry;

A42899559 2

2.3    it has or will have arranged that sufficient funds are available to enable it to make full payment for the Notes validly purchased pursuant to the Invitation to Merrill Lynch International in its capacity as settlement agent (in such capacity, the "Settlement Agent"), for settlement with Invited Holders whose Offers have been accepted (or to such other account or accounts for such settlement as the Purchase Agents may specify);
2.4    it has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation; it and each of its subsidiaries has power and authority (corporate or other) to own, lease and operate its properties and conduct its business, and is, where appropriate, in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, other than where the failure to have such power or be so qualified or, where appropriate, in good standing would not have a material adverse effect on the making of the Invitation, the purchase of Notes (or the making of payment for such purchased Notes) pursuant to the Invitation or the performance of or compliance with this Agreement or the Invitation Materials or the consummation of any of the transactions contemplated hereby or thereby (a "Material Adverse Effect");
2.5    it has the requisite power and authority (corporate and otherwise) and it has taken all necessary action (corporate or otherwise, including, without limitation, the obtaining of any consent or licence or the making of any filing or registration) or thing required to be taken, fulfilled or done to authorise the making of the Invitation, the purchase of Notes (and the making of payment for such purchased Notes) pursuant to the Invitation and the performance of or compliance with this Agreement or the Invitation Materials and the consummation of any of the transactions contemplated hereby or thereby and has taken all necessary corporate action to authorise any amendments to, or modification of, the Invitation and the Invitation Materials; this Agreement has been duly authorised, executed and delivered by it and constitutes its valid and legally binding agreement, enforceable in accordance with its terms;
2.6    the making of the Invitation, the purchase of Notes (and the making of payment for such purchased Notes) pursuant to the Invitation and the performance of or compliance with this Agreement or the Invitation Materials and the consummation of any of the transactions contemplated hereby or thereby will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of its or any of its subsidiaries' property or assets is subject, (ii) result in any violation of the provisions of its or any of its subsidiaries' articles of association or other constituent documents or (iii) result in any violation of any applicable law, regulation, statute or any order, rule or regulation of any court, central bank, stock exchange or governmental agency or body ("Governmental Agency") having jurisdiction over it or any of its subsidiaries or any of their properties, except in relation to subsections (i) and (iii) as would not have a Material Adverse Effect;
2.7    it (i) is not in violation of any applicable U.S. tender offer rules under Regulation 14E of the United States Exchange Act of 1934, as amended and (ii) has not utilized, directly or indirectly, the mails of, or any means or instrumentality of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States in connection with the Invitation, except for regulatory filings arising from its status as a reporting company under the U.S. Securities

A42899559 3

Exchange Act of 1934, as amended or any communications with the New York Stock Exchange arising from its status as a listed company thereon;
2.8    no event has occurred or circumstance has arisen which would constitute an Event of Default (as defined in the indenture constituting the Notes) under the Notes or which, with the giving of notice or the lapse of time or other condition would constitute an Event of Default thereunder;
2.9    there are no legal or governmental proceedings or, to its knowledge, investigations pending to which it or any of its subsidiaries is a party or of which any of its or and of its subsidiaries' property is the subject which, if determined adversely to it or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect; and, to the best of its knowledge, no such proceedings are threatened or contemplated by any Governmental Agency or threatened by others;
2.10    neither it nor any of its subsidiaries is (i) in violation of its articles of association or other constituent documents or (ii) in default in the performance or observance of any obligation, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound except with regard to (ii) where such default or non-observance would not, individually or in the aggregate, have a Material Adverse Effect;
2.11    neither it nor any of its affiliates has paid or agreed to pay to any person any compensation for the solicitation of Offers from Invited Holders pursuant to the Invitation (except pursuant to the Invitation);
2.12    neither it nor any of its affiliates has taken, directly or indirectly, any action designed to cause or to result in, or that has constituted or that might reasonably be expected to constitute, the stabilisation or manipulation of the price of any security of the Purchaser to facilitate the Invitation or to encourage Invited Holders to tender the Notes pursuant to the Invitation;
2.13    the Invitation and the purchase of Notes will not constitute a violation by the Purchaser or any of its subsidiaries of Articles 14 and 15 of the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) ("MAR") or any other applicable law prohibiting insider dealing in securities or market abuse. Except for the Invitation, the Purchaser is not aware of any insider information as defined in Article 7 MAR with respect to the Purchaser or the Notes that is required to be published in accordance with Article 17 MAR and the Purchaser makes no use of its rights under Article 17 (4) MAR to temporarily exempt itself from the obligation to publicly disclose inside information relating to itself (except with regard to the transactions contemplated by this Agreement);
2.14    except, in respect of limbs (b) and (c), as disclosed in an email from Philipp von Hugo dated 3 December 2020 (sent at approximately 15.11 CET), none of the Purchaser, nor any of its Subsidiaries, nor any director, officer or, to the knowledge of the Purchaser, agent, employee, or Affiliate (other than any Subsidiary) of the Purchaser is an individual or entity ("Person"):
(a)    with whom dealings are restricted or prohibited by, or are sanctionable under, any economic sanctions or trade restrictions administered or enforced by the U.S. government (including, without limitation, those administered or enforced by the U.S. Department of Treasury's Office of Foreign Assets Control, the U.S. Department of Commerce, or the U.S. Department of State), the United Nations Security Council, the European Union, Her

A42899559 4

Majesty's Treasury, The Netherlands, or any other authority with jurisdiction over the Purchaser or any of its Subsidiaries (collectively, "Sanctions", and each such Person, a "Sanctioned Person"); or
(b)    located, organized, operating or resident in a country or territory that is the subject of Sanctions (currently the Crimea region, Cuba, Iran, North Korea, Sudan, and Syria) (each, a "Sanctioned Country"), save as disclosed in "Item 8. Financial Information—Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)" of the 2019 20-F; or
(c)    owned or controlled by, or acting on behalf of, a Person identified in (a) or (b); and to the knowledge of the Purchaser, the Purchaser, its Subsidiaries and its directors, officers, agents, employees and Affiliates (other than Subsidiaries) are currently in compliance with, and at all times within the past five years have been in compliance with, and have not engaged nor plan to engage in any conduct sanctionable under, any applicable Sanctions laws, and there are not now, nor have there been within the past five years, any formal or informal proceedings, allegations, investigations, or inquiries pending, expected or, to the knowledge of the Purchaser, threatened against the Purchaser, its Subsidiaries, or the directors and officers of the Purchaser and its Subsidiaries, or, to the knowledge of the Purchaser, its Affiliates (other than Subsidiaries), or, to the knowledge of the Purchaser, any of the employees of the Purchaser, its Subsidiaries or other Affiliates concerning violations or potential violations of, or conduct sanctionable under, any Sanctions and the Purchaser, its Subsidiaries and, to the knowledge of the Purchaser, its Affiliates (other than Subsidiaries) have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with Sanctions; any provision of this section 2.14 shall not apply if and to the extent it is illegal, invalid or unenforceable as a result of any applicable Blocking Regulation or German law (including section 7 of the Foreign Trade and Payments Ordinance, Außenwirtschaftsverordnung, as amended) and, in such case, the legality, validity and enforceability of this section 2.14 shall not otherwise be affected;
for purposes of this Agreement, "Blocking Regulation" means any provision of Council Regulation (EC) No 2271/1996 of 22 November 1996, as amended, (or any law or regulation implementing such Regulation in any member state of the European Union or the United Kingdom);
2.15    neither the Purchaser nor any of its Subsidiaries, nor any director of the Purchaser or any of its Subsidiaries, nor, to the knowledge of the Purchaser, any agent, Affiliate (other than any Subsidiary), or other person working for or on behalf of the Purchaser or any of its Subsidiaries has violated (i) any applicable provision of the U.S. Foreign Corrupt Practices Act of 1977 and the applicable rules and regulations promulgated thereunder; (ii) any applicable provisions of the U.K. Bribery Act 2010 and the applicable rules and regulations promulgated thereunder; or (iii) any other anti-corruption or anti-bribery laws of any other applicable jurisdictions (together, "Anti-Corruption Laws"); and the Purchaser, its Subsidiaries and, to the knowledge of the Purchaser, its Affiliates (other than Subsidiaries) have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with applicable Anti-Corruption Laws; neither the Purchaser nor any of its Subsidiaries, nor any director or officer of the Purchaser, nor, to the knowledge of the Purchaser,

A42899559 5

any director or officer of any of the Purchaser’s Subsidiaries, or any agent, employee or Affiliate (other than any Subsidiary), or other person working for or on behalf of the Purchaser or any of its Subsidiaries is or has been the subject of any investigation, action, inquiry or enforcement proceedings regarding any breach or alleged breach of the Anti-Corruption Laws within the past five years, and (X) to the knowledge of the Purchaser, no such investigation, action, inquiry or proceedings have been threatened or are pending and (Y) there are no circumstances likely to give rise to any such investigation, action, inquiry or proceedings;
2.16    neither the Purchaser nor any of its Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) cause the Purchaser or any of its Subsidiaries to be in violation of any applicable national or local law regulating payments to government officials or employees; or (iv) made any unlawful payments; and
2.17    the operations of the Purchaser and its Subsidiaries and, so far as the Purchaser is aware, each of its and their Affiliates (other than Subsidiaries) are and have been conducted at all times in compliance with the money laundering statutes of all jurisdictions to which the Purchaser and its Subsidiaries, and each of its and their Affiliates (other than Subsidiaries), are subject and any related rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency including regulations governing predicate offences for money laundering (collectively, the "Anti-Money Laundering Laws"), and no action, suit, or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Purchaser or its managing board or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending, or to the knowledge of the Purchaser, threatened; and the Purchaser, its Subsidiaries and, to the knowledge of the Purchaser, its Affiliates (other than Subsidiaries) have instituted and maintained, and will continue to maintain and enforce, policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with applicable Anti-Money Laundering Laws.
For the purposes of this section 2:
“Affiliate” means, in relation to an entity, another entity directly or indirectly controlled by that entity, another entity directly or indirectly controlling that entity, or another entity under common control with that entity; and
“Subsidiary” means a consolidated subsidiary of the Purchaser.
3    Conditions to the obligations of the Purchase Agents
Each Purchase Agent's obligation to act as a Purchase Agent with respect to the Invitation shall at all times be subject to the conditions that:
3.1    all statements by the Purchaser contained herein (including but not limited to the representations, warranties and undertakings) are now, and at all times during the period of the Invitation shall be true and correct, it being understood that each of the Purchase Agent's agreeing to act, or continuing to act, as Purchase Agent at a time when it knows or should know that any such statement is or may be untrue or incorrect in a material respect shall be without prejudice to its right subsequently to cease so to act by reason of such untruth or incorrectness;

A42899559 6

3.2    the Invitation Materials are not amended or supplemented without the consent of the Purchase Agents;
3.3    the Purchaser at all times during the period of the Invitation shall have performed all of its obligations hereunder and thereunder theretofore required to have been performed;
3.4    no stop order or restraining order shall have been issued and no litigation shall have been commenced or threatened with respect to the Invitation or with respect to any of the transactions in connection with, or contemplated by, the Invitation, the Invitation Materials or this Agreement before any agency, court or other governmental body of any jurisdiction which such Purchase Agent, in good faith after consultation with us, believe renders it inadvisable for such Purchase Agent to continue to act hereunder; and
3.5    the Purchaser shall have furnished to the Purchase Agents on the date hereof and on the Settlement Date opinions of Linklaters LLP as Dutch and U.S. counsel to the Purchaser, to the effect as set out in Annex I and II; and
3.6    the Purchaser shall have furnished to the Purchase Agents such information, certificates or other documents, in addition to those specifically mentioned herein, as the Purchase Agents shall have reasonably requested.
4    Purchased Notes settlement
On or before the Settlement Date (as defined below), the Purchaser will pay, or procure that there is paid, to the account of the Settlement Agent (or to such other account or accounts for such settlement as the Purchase Agents may specify) in immediately available funds, the aggregate amount payable for Notes validly purchased pursuant to the Invitation for settlement with such Invited Holders free and clear of, and without deduction for, any set-off, claim or applicable taxes (with appropriate gross-up for any taxes deducted or withheld). The Settlement Agent will not be bound to make any payments to Invited Holders unless and until the aggregate amount payable and the fees and expenses of the Purchase Agents shall have been paid to, and identified as received by, the Purchase Agents. As used in this Agreement, "Settlement Date" means 17 December 2020, subject to the right of the Purchaser to extend, re-open, amend, and/or terminate the Invitation.
5    Indemnification and contribution
5.1    In connection with the engagement of the Purchase Agents as described in this Agreement, including modifications or future additions to such engagement and related activities prior to the date of the Agreement (the "engagement"), the Purchaser agrees that it will indemnify and hold harmless each Purchase Agent and its affiliates and its and their respective directors, officers, agents and employees and each other person controlling such Purchase Agent or any of its affiliates (each, an "indemnified party"), to the full extent lawful, from and against any losses, expenses, claims or proceedings including shareholder actions (collectively, "losses") related to or arising out of:
5.1.1    the contents of the Invitation Materials;

A42899559 7

5.1.2    any withdrawal, termination or cancellation by the Purchaser of, or failure by the Purchaser to, make or consummate the Invitation or the transactions contemplated thereby;
5.1.3    any action or failure to act by any Purchase Agent or any indemnified party in accordance with and at the request, or with the consent, of the Purchaser;
5.1.4    a breach or alleged breach of any of the obligations of the Purchaser, or of any of its representations, warranties or undertakings, set out in this Agreement by reference to the facts on the date hereof or by reason of a failure to be able to repeat the representations and warranties by reference to the facts on the Settlement Date or the arrangements in respect of the Invitation contemplated by any of the Invitation Materials or this Agreement; and
5.1.5    the issue, publication or distribution of the Invitation Materials, or otherwise related to or arising out of the engagement or any transaction or conduct in connection therewith, including, without limitation, related services and activities prior to the date of this Agreement, and reimburse such indemnified parties for any and all expenses (including, without limitation, reasonable fees and disbursements of counsel and other out-of-pocket expenses) as they are incurred in connection with investigating, responding to or defending any of the foregoing, except that this section 5 shall not apply with respect to any losses (save as contemplated by clauses 5.1.1 to 5.1.4 above) to the extent such losses are finally judicially determined to have resulted solely from the gross negligence or wilful misconduct of such indemnified party ("uncovered losses"). The Purchaser further agrees that no indemnified party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Purchaser or any of its affiliates, creditors or security holders for or in connection with the engagement or any actual or proposed transactions or other conduct in connection therewith except in the case of each Purchase Agent for losses incurred by the Purchaser to the extent such losses are finally judicially determined to have resulted solely from the gross negligence or wilful misconduct of such Purchase Agent or its or its affiliates, directors, officers, agents, employees and controlling persons.
5.2    In the event that the foregoing indemnity is unavailable to any indemnified party for any reason (other than with respect to uncovered losses), the Purchaser agrees to contribute to any losses related to or arising out of the engagement or any transaction or conduct in connection therewith as follows. For losses referred to in subsection (i) of the preceding paragraph 5.1, the Purchase Agents, on the one hand, and the Purchaser, on the other hand, shall contribute in such proportion as is appropriate to reflect the relative benefits received (or anticipated to be received) by each Purchase Agent, on the one hand, and by the Purchaser and its security holders, on the other hand, from the actual or proposed transaction arising in connection with the engagement. For any other losses (other than uncovered losses), and for losses referred to in subsection (i) of the preceding paragraph if the allocation provided by the immediately preceding sentence is unavailable for any reason, the Purchase Agents, on the one hand, and the Purchaser, on the other hand, shall contribute in such proportion as is appropriate to reflect not only the relative benefits as set forth above, but also the relative fault of the Purchase Agent, on the one hand, and the Purchaser, on the other hand, in connection with the statements, omissions or other conduct that resulted in such losses, as well as any other relevant equitable considerations. Benefits received (or anticipated to be received) by the Purchaser and its security holders shall be deemed

A42899559 8

to be equal to the aggregate cash consideration and value of securities or any other property payable, issuable, exchangeable, amendable or transferable in such transaction or proposed transaction, and benefits received by each Purchase Agent shall be deemed to be equal to the compensation paid by the Purchaser to such Purchase Agent in connection with the engagement (exclusive of amounts paid for reimbursement of expenses under this Agreement). Relative fault shall be determined by reference to, among other things, whether any alleged untrue statement or omission or any other alleged conduct relates to information provided by the Purchaser or other conduct by the Purchaser (or its employees or other agents), on the one hand, or by each Purchase Agent, on the other hand. The Purchase Agents and the Purchaser agree that it would not be just and equitable if contribution were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above. Notwithstanding anything to the contrary above (other than with respect to uncovered losses), in no event shall any Purchase Agent be responsible under this paragraph for any amounts in excess of the amount of the compensation actually paid by the Purchaser to such Purchase Agent in connection with the engagement (exclusive of amounts paid for reimbursement of expenses under this Agreement, and amounts paid under this section 5).
5.3    Upon receipt by an indemnified person of notice of any suit, action, claim or proceeding brought against such indemnified person in respect of which indemnification may be sought against the Purchaser hereunder, such indemnified person shall promptly notify the Purchaser in writing, provided that the failure to so notify the Purchaser shall not relieve the Purchaser from any liability that it may have had to the indemnified person. If any such proceeding shall be brought or asserted against an indemnified person and it shall have notified the Purchaser thereof, the Purchaser shall retain counsel reasonably satisfactory to the indemnified person to represent the indemnified person and any others entitled to indemnification ("Other Person Entitled to Indemnification") pursuant to this section 5 that the Purchaser may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding as incurred. In any such proceeding, any indemnified person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified person unless (i) the Purchaser and the indemnified person shall have mutually agreed to the contrary; (ii) the Purchaser has failed within a reasonable time to retain counsel reasonably satisfactory to the indemnified person; (iii) the indemnified person shall have reasonably concluded that there may be legal defences available to it that are different from or in addition to those available to the Purchaser and/or any Other Person Entitled to Indemnification; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Purchaser and the indemnified person and representation of both parties by the same counsel would be inappropriate due to actual or potential different interests between them. It is understood and agreed that the Purchaser shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for each indemnified person, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any indemnified person shall be designated in writing by the indemnified person and any such separate firm for the Purchaser shall be designated in writing by the Purchaser.
5.4    The Purchaser will not settle, effect the compromise of, or consent to the entry of any judgment, with respect to any pending or threatened action, claim or proceeding in respect of which indemnity or contribution may be sought hereunder, whether or not any Purchase Agent is an

A42899559 9

actual or potential party, without the Purchase Agents' prior written consent unless such settlement (i) includes an unconditional release of the Purchase Agents from all liability in any way related to or arising out of such proceeding and (ii) does not impose any actual or potential liability upon the Purchase Agents and does not contain any factual or legal admission by or with respect to the Purchase Agents or any adverse statement with respect to the character, professionalism, due care, loyalty, expertise or reputation of the Purchase Agents or any action or inaction by the Purchase Agents. For purposes of this section 5, the Purchase Agents shall include the named parties thereto, the respective current and former officers, directors, employees and agents thereof and their respective affiliates, and each other person, if any, controlling them or any of their respective affiliates, and the respective successors and assigns of all of the foregoing persons.
5.5    The foregoing provisions are in addition to any rights any indemnified party may have at common law or otherwise and shall be binding on and inure to the benefit of any successors, assigns, and personal representatives of the Purchaser and each indemnified party. The provisions of this section 5 shall remain in full force and effect notwithstanding (i) any investigation made by or on behalf of any Purchase Agent or (ii) the completion or termination of the engagement.
6    Expenses
The Purchaser will promptly reimburse each Purchase Agent, without regard to such consummation, for such Purchase Agent’s reasonable outofpocket expenses in preparing for and performing its function as Purchase Agent, including the fees, costs and outofpocket expenses of such Purchase Agent’s counsel for its representation of the respective Purchase Agent in connection therewith and, in relation to the fees of such counsel, to the extent of estimates of such counsel fees have been previously approved by the Purchaser. All payments due under this section 6 are to be made free and clear of, and without deduction for, any set-off, claim or applicable taxes (with appropriate gross-up for any taxes deducted or withheld). The Purchaser will pay such additional amount as will result in the Purchase Agents receiving and retaining (after any deduction or withholding) an amount equal to the payment that would have been due if no such deduction or withholding had been required or made. For this purpose, "taxes" means all forms of taxation, duties (including stamp duty), levies, imposts, charges and withholdings (including any related or incidental penalty, fine, interest or surcharge), whenever created or imposed, and whether required by the law or regulations of the Netherlands, the United States or elsewhere.
7    Arm's length transactions
7.1    The Purchaser understands that each Purchase Agent and its affiliates (together, a "Purchase Agent Group") are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research). Members of a Purchase Agent Group and businesses within a Purchase Agent Group generally act independently of each other, both for their own respective accounts and for the accounts of clients. Accordingly, there may be situations where parts of a Purchase Agent Group and/or their clients either now have or may in the future have interests, or take actions, which may conflict with our interests. For example, a Purchase Agent Group may, in the ordinary course of business, engage in trading in financial products or undertake other investment businesses for

A42899559 10

their own account or on behalf of other clients, including, but not limited to, trading in or holding long, short or derivative positions in securities, loans or other financial products of the Purchaser or other entities connected with the Invitation.
7.2    In recognition of the foregoing, the Purchaser agrees that each Purchase Agent Group is not required to restrict its activities as a result of this engagement, and that each Purchase Agent Group may undertake any business activity without further consultation with or notification to the Purchaser. Neither this Agreement, the receipt by a Purchase Agent Group of confidential information nor any other matter shall give rise to any fiduciary, equitable or contractual duties (including without limitation any duty of trust or confidence) that would prevent or restrict any Purchase Agent Group from acting on behalf of other customers or for their own account. Furthermore, the Purchaser agrees that neither a Purchase Agent Group nor any member or business of a Purchase Agent Group is under a duty to disclose to the Purchaser or use on behalf of the Purchaser any information whatsoever about or derived from those activities or to account for any revenue or profits obtained in connection with such activities.
7.3    Furthermore, the Purchaser agrees that (i) it is solely responsible for making its own judgments in connection with the Invitation and no Purchase Agent has assumed an advisory or fiduciary responsibility in favour of the Purchaser with respect to the Invitation (irrespective of whether any member of or business within a Purchase Agent Group has advised or is currently advising the Purchaser on related or other matters), and (ii) the Purchaser has consulted its own legal and financial advisors to the extent it deemed appropriate. The Purchaser agrees that it will not claim that the Purchase Agents, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Purchaser, in connection with the Invitation.
8    Miscellaneous
8.1    In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, which shall remain in full force and effect.
8.2    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.
8.3    This Agreement shall terminate upon the earlier to occur of (i) the final consummation, expiration, termination or withdrawal of the Invitation and (ii) the date six months from the date hereof, and may be terminated by either the Purchaser or the Purchase Agents at any time, with or without cause, effective upon receipt by the other party of written notice to that effect.
8.4    The representations, warranties and indemnifications contained or referenced in this Agreement shall continue in effect after completion of the Invitation and shall be effective even if we withdraw, abandon or terminate the Invitation.
8.5    The Purchaser irrevocably (i) agrees that any legal suit, action or proceeding against us brought by a Purchase Agent or by any person who controls a Purchase Agent arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any court of the federal courts of the United States located in the City and County of New York or the courts of the State of New York located in the City and County of New York (each, a "New York Court"), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of

A42899559 11

such courts in any such suit, action or proceeding. The Purchaser has appointed QIAGEN North American Holdings Inc. of 19300 Germantown Rd, Germantown, MD 20874 (Attn. Legal Department), as its authorised agent (the "Authorised Agent") upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by a Purchase Agent or by any person who controls a Purchase Agent, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointments shall be irrevocable. The Purchaser further represents and warrants that the Authorised Agent has agreed to act as such agent for service of process and agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorised Agent and written notice of such service to us shall be deemed, in every respect, effective service of process upon us.
8.6    The Purchaser hereby agrees that, should any legal suit, action or proceeding be brought against any Purchase Agents or any of its indemnified parties arising out of or based upon this Agreement or the transactions contemplated hereby and instituted in any court in any other jurisdiction not mentioned in Section 8.5 hereof, whether or not in the federal or state courts located in the United States, such Purchase Agent or indemnified party may join the Purchaser as a respondent in such suit, action or proceeding. The Purchaser hereby submits to the nonexclusive jurisdiction of such courts and agrees that any such suit, action or proceeding may be brought therein. The Purchaser hereby further agrees that a final judgment in any such suit, action or proceeding is conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
8.7    Each reference in this Agreement to dollars or U.S. dollars is of the essence. To the fullest extent permitted by law, our obligation in respect of any amount due under this Agreement will, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the relevant currency that the party entitled to receive such payment may, in accordance with its normal procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the business day immediately following the day on which such party receives such payment. If the amount in the relevant currency that may be so purchased for any reason falls short of the amount originally due, the Purchaser will pay such additional amounts, in the relevant currency, as may be necessary to compensate for the shortfall. Any of the Purchaser's obligations not discharged by such payment will, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, will continue in full force and effect.
8.8    This agreement shall be governed by the laws of the State of New York. Any right to trial by jury with respect to any claim or proceeding related to or arising out of this engagement or any transaction or conduct in connection herewith, is waived.

A42899559 12

Very truly yours,
QIAGEN N.V.

By:    /s/ Thomas Neidert
    Name: Thomas Neidert
    Title: VP Global Treasury

A42899559 13

Accepted and agreed to as
of the date of this Agreement:

DEUTSCHE BANK AKTIENGESELLSCHAFT

By:    /s/ Xavier Lagache                  /s/ Mark Schmitz
    Name: Xavier Lagache                Name: Mark Schmitz
    Title: Managing Director                Title: Managing Director

A42899559 14

GOLDMAN SACHS INTERNATIONAL

By:    /s/ Celine Assouling
    Name: Celine Assouling
    Title: Managing Director

A42899559 15

MERRILL LYNCH INTERNATIONAL

By:    /s/ Juan Rodriguez Andrade
    Name: Juan Rodriguez Andrade
    Title: Managing Director

A42899559 16

BNP PARIBAS

By:    /s/ Thierry Petit                  /s/ Florence Sztuder
    Name: Thierry Petit                Name: Florence Sztuder
    Title: Head of EMAE EQL            Title: COO of ECM EMEA

A42899559 17

HSBC TRINKAUS & BURKHARDT AG

By:    /s/ Bernd Wiedemuth                  /s/ Christopher Johannson
Name: Bernd Wiedemuth    Name: Christopher Johannson
Title: Director    Title: Associate Director

A42899559 18

UNICREDIT BANK AG

By:    /s/ Matthias Janssen                  /s/ Francesco Pilardi
    Name: Matthias Janssen            Name: Francesco Pilardi
    Title: Managing Director                Title: Director

A42899559 19

ANNEX I
[Agreed form Linklaters Dutch law opinion]

A42899559 Agreed form Dutch Opinion

ANNEX II
[Agreed form Linklaters U.S. law opinion]

A42899559 Agreed form U.S. Opinion

EXHIBIT A
[Draft Invitation Term Sheet]

A42899559 Draft Invitation Term Sheet